UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Section 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Goldman Sachs Private Credit Fund LLC*

Address of Principal Business Office:	200 West Street New York, New York 10282

Telephone Number:	312-655-4419

Name and Address of Agent for Service of Process:	David Pessah Goldman Sachs Private Credit Fund LLC 200 West Street New York, New York 10282

Copy to:

Joshua Wechsler, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Thomas J. Friedmann, Esq.

William Bielefeld, Esq.

Dechert LLP
One International Place
40th Floor

100 Oliver Street

Boston, MA 02110

*

Following the filing of this Form N-54A with the Securities and Exchange Commission, Goldman Sachs Private Credit Fund LLC will be converted from a Delaware limited liability company to a Delaware corporation named Goldman Sachs Private Credit Corp., which, by operation of law, will be deemed for purposes of Delaware law the same entity as Goldman Sachs Private Credit Fund LLC.

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: March 23, 2023

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the fifth day of April, 2023.

GOLDMAN SACHS PRIVATE CREDIT FUND LLC

By:	/s/ David Pessah
Name: David Pessah
Title: Chief Financial Officer and Treasurer

Attest:	/s/ David Miller
Name: David Miller
Title: Co-Chief Executive Officer and Co-President